(Check One):	UNITED STATES
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number 1-32583
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full House Resorts, Inc.

Full Name of Registrant:

Former Name if Applicable:

4670 S. Fort Apache Road,, Suite 190

Address of Principal Executive Office (Street/Number):

Las Vegas Nevada 89147

City, State and Zip Code:

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is in the process of evaluating the accounting treatment of advances to Tribal governments and has not completed such evaluation.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

James Meier (Name)	(702) (Area Code)	221-7800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A

FULL HOUSE RESORTS, INC.

             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006	By:	/s/ James Meier
	Name:	James Meier
	Title:	Chief Financial Officer

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Exhibit A

The Registrant has re-evaluated its accounting methodology surrounding its advances to and contractual relationships with Indian tribes. Management has determined, as is becoming the dominant practice in the industry, to retroactively account for the advances to Indian tribes as in-substance structured notes pursuant to Emerging Issues Task Force (EITF) Issue No. 96-12 Recognition of Interest Income and Balance Sheet Classification of Structured Notes and give separate accounting recognition to the contractual notes receivable and the related contract rights when advances are made pursuant to the agreements. Historically, the Registrant recorded its advances to Indian tribes as development expenses or notes receivable that were carried at cost, subject to allowances for doubtful collectibility, and deferred recognition of interest income, if any, due to the contingent repayment terms of the notes.

The Registrant has determined that a portion of such advances should be capitalized as receivables or interests in management contracts that are acquired as part of development agreements. Accordingly, recognized expenses will be decreased, resulting in increased net income. While the precise effect has not been determined, it is expected that long-term assets related to Indian casino projects, retained earnings at December 31, 2004 and net income for 2004 and 2005 will increase. There will be no effect on cash flows for either annual period.

The Registrant anticipates filing its Form 10-KSB no later than April 14, 2006 and the filing of a Form 8-K explaining the re-evaluation of this accounting methodology next week. The Registrant will also file amended Forms 10-QSB for the quarterly periods ended March 31, June 30 and September 30, 2005.

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